Amendment



10030666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-~~51724~~ 47719

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-09 (MM/DD/YY) AND ENDING 01-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SMC FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 W. 114TH STREET, SUITE 160
(No. and Street)

LEAWOOD (City) KANSAS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE E. BOWER (913) 661-1650
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce E. Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SMC FINANCIAL, INC., as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



CYNTHIA L. GLENN
Notary Public
State Of Kansas
My Commission Expires 12/30/2010



Notary Public

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMC FINANCIAL, INC.

Table of Contents



EHRHARDT • KEEFE
STEINER • HOTTMAN PC

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying statement of financial condition of SMC Financial, Inc. (the "Company") as of January 31, 2010, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 22, 2010
Denver, Colorado

SMC FINANCIAL, INC.

Statement of Financial Condition
January 31, 2010

Assets

Assets	
Cash	$ 20,350
Income tax receivable	9,880
Total assets	$ 30,230

Liabilities and Stockholder's Equity

Contingencies	
Stockholder's equity	
Common stock, $.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 100
Additional paid-in capital	11,900
Retained earnings	18,230
Total stockholder's equity	30,230
Total liabilities and stockholder's equity	$ 30,230

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Income
For the Year Ended January 31, 2010

Revenues	$ 28,321
Expenses	
Professional fees	5,925
Regulatory registration fees	1,995
Total expenses	7,920
Income from operations	20,401
Interest income	16
Income before income taxes	20,417
Income taxes - current	(4,068)
Net income	$ 16,349

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - January 31, 2009	1,000	$ 100	$ 11,900	$ 1,881	$ 13,881
Net income	-	-	-	16,349	16,349
Balance - January 31, 2010	1,000	$ 100	$ 11,900	$ 18,230	$ 30,230

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Cash Flows
For the Year Ended January 31, 2010

Cash flows from operating activities		
Net income	$	16,349
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Income tax receivable		(9,880)
Net cash provided by operating activities		6,469
Net increase in cash		6,469
Cash - beginning of year		13,881
Cash - end of year	$	20,350

Supplemental disclosure of cash flow information:

Cash paid for income taxes was $13,948 for the year ended January 31, 2010.

See notes to financial statements.

SMC FINANCIAL, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

SMC Financial, Inc. (the "Company") was incorporated in the state of Kansas on September 26, 1994. The Company is engaged in the brokerage of financial products consisting primarily of variable annuity contracts to the general public and accredited investors. The Company's business is predominantly located within the Kansas City Metropolitan area.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Security Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

As discussed in Note 2, a significant portion of the expenses of the Company is incurred by a related party. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of January 31, 2010.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

During the year ended January 31, 2010, one customer accounted for approximately 85% of total revenue.

Revenue Recognition

The Company recognizes revenue from customers' security transactions on a trade date basis.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. There were no such basis differences as of January 31, 2010.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has adopted the pronouncements of Accounting Standards Codification ("ASC") 740-10-50, *Accounting for Uncertain Tax Positions*, which clarify the accounting for uncertainty in tax positions recognized in the financial statements. Under these provisions, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements. Tax years that remain subject to examination by taxing authorities are all years back to, and including, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company executed business, by subscription, in variable annuity contracts and load mutual funds for Wealth Management Advisors, Inc ("WMA"). WMA is a registered investor advisor that is an affiliated company. Pursuant to an agreement with the Company, WMA pays certain expenses incurred by the Company including rent, salaries, and other administrative expenses. During the year ended January 31, 2010, the Company did not pay any management fees under the agreement.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital as of January 31, 2010 was $20,350 of which $15,350 is eligible for distribution. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0% as of January 31, 2010.

Note 4 - Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as FINRA. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to January 31, 2010 through March 22, 2010, which is the date the financial statements were available for issuance, and concluded no material events occurred during this period, which would either impact the results reflected in this report or results going forward.

ACCOMPANYING INFORMATION

SMC FINANCIAL, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
January 31, 2010

Net Capital		
Total stockholder's equity	$	30,230
Additions/deductions		
Non-allowable income tax receivable		(9,880)
Net capital	$	20,350
Aggregate Indebtedness		
Total aggregate indebtedness	$	-
Computation of Basic Net Capital Requirements		
Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	15,350
Ratio of aggregate indebtedness to net capital		-

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5, as of January 31, 2010 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
SMC Financial, Inc.

In planning and performing our audit of the financial statements of SMC Financial, Inc. (the "Company") as of and for the year ended January 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

The Board of Directors and Stockholder
SMC Financial, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ehrhardt Keefe Steiner & Hottman PC

March 22, 2010
Denver, Colorado

SMC FINANCIAL, INC.

Financial Statements
and
Independent Auditors' Report
January 31, 2010

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS